 EXHIBIT 99.1

July 3, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

ANNOUNCES AGREEMENT ON RECAPITALIZATION AND DEBT RESTRUCTURING WITH VENTURA CAPITAL PRIVADO, CERTAIN HOLDERS OF 11% SENIOR NOTES, AND CERTAIN OF ITS CURRENT EQUITY HOLDERS

Mexico City – July 3, 2013 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom”, or the “Company”) announced today that it has negotiated the terms of a comprehensive recapitalization and debt restructuring that is expected to significantly reduce Maxcom’s debt service expense and position Maxcom for growth with a US$45 million capital infusion.

Maxcom, private equity firm Ventura Capital Privado, S.A. de C.V. (“Ventura”), an ad hoc group (the “Ad Hoc Group”) holding an aggregate amount of approximately US$84 million of Maxcom’s 11% Senior Notes due 2014 (the “Senior Notes”), and certain of its current equity holders have reached agreement on the terms of a restructuring and support agreement, a recapitalization agreement, and agreements to tender. In connection with the recapitalization, Maxcom has entered into a recapitalization agreement with Ventura and certain related parties (the “Purchasers”), pursuant to which the Purchasers have agreed to make a capital contribution of US$45.0 million dollars and conduct a tender offer to acquire for cash, at a price equal to Ps.$2.90 (two pesos and 90/100) per CPO (the “Offer Price”), up to 100% (one hundred percent) of the issued and outstanding shares of Maxcom, subject to the terms of the recapitalization agreement. The Purchasers’ obligation to consummate the tender offer and make the capital contribution is subject to a number of conditions, including: receiving legal and regulatory approvals from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) and the Mexican Antitrust Commission (Comisión Federal de Competencia), the absence of certain material adverse effects, the entry of an acceptable bankruptcy court confirmation order consistent with the terms of the restructuring and support agreement and the recapitalization agreement and such order becoming final.

Pursuant to the terms of the Chapter 11 plan (the “Plan”) that have been agreed by and among Maxcom, the Purchasers and the Ad Hoc Group, all classes of creditors are unimpaired and will be paid in full in the ordinary course, except for the Senior Notes claims, which will receive (1) the step-up senior notes (which include the capitalized interest amount for unpaid interest accrued on the Senior Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Senior Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan. The step-up senior notes will: (a) be issued in an aggregate principal amount of US$200 million, minus the amount of Senior Notes held in treasury by the Company, plus the capitalized interest amount; (b) bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; (c) have a maturity date of June 15, 2020; (d) be secured by the same collateral that currently secures the Senior Notes; and (e) be unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C.

July 3, 2013

Maxcom’s recapitalization and debt restructuring will be implemented through a voluntary, prepackaged Chapter 11 filing under the U.S. Bankruptcy Code and an equity tender offer in accordance with U.S. and Mexican securities laws. Maxcom commenced solicitation of votes from holders of the Senior Notes on July 3, 2013.

The Company intends to operate in the ordinary course of business during the implementation of its recapitalization and debt restructuring and continue to provide a high level of responsiveness to its customers, vendors and business partners.

No assurances can be given that a proposed recapitalization and debt restructuring will be successful or that holders of Maxcom’s debt obligations and/or relevant stakeholders will reach an agreement. If a consensual, pre-packaged Chapter 11 restructuring cannot be implemented, Maxcom may be forced to file for bankruptcy or concurso mercantil without the support of a significant portion of its creditors. A failure to complete a restructuring, through a pre-packaged Chapter 11 filing or otherwise, could have a material adverse effect on the business or the interests of holders of Maxcom’s debt and equity securities.

As previously announced, the Company has engaged Lazard Frères & Co. LLC and its alliance partner Alfaro, Dávila y Ríos, S.C. as its financial advisor and Kirkland & Ellis LLP and Santamarina y Steta, S.C. as its U.S. and Mexican legal advisors in connection with its restructuring proceedings and potential Chapter 11 case. The Ad Hoc Group has retained Cleary Gottlieb Steen & Hamilton LLP and Cervantes Sainz, S.C., as its U.S. and Mexican legal advisors. Ventura has retained VACE Partners as its financial advisor, and Paul Hastings LLP and Jones Day as its U.S. and Mexican legal advisors, respectively.

July 3, 2013

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

Forward-Looking Statements

This document includes forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding Maxcom’s proposed recapitalization and debt restructuring, Maxcom’s ability to continue operations during the pendency of a Chapter 11 proceeding, the potential effects of a debt restructuring and such Chapter 11 proceeding on Maxcom’s outstanding debt and equity securities. Additionally, Maxcom can provide no assurance that it will be able to implement the terms of the recapitalization and debt restructuring that it has negotiated with the Ad Hoc Group and Ventura. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission (“SEC”) filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.

July 3, 2013

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Maxcom has commenced at this time. In connection with the proposed recapitalization and debt restructuring, Ventura may file tender offer documents with the U.S. Securities and Exchange Commission. Any definitive tender offer documents will be mailed to stockholders of Maxcom. INVESTORS AND SECURITY HOLDERS OF MAXCOM ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TENDER OFFER. Investors and security holders of Maxcom will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Ventura through the web site maintained by the SEC at http://www.sec.gov.